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                  [Wilson Sonsini Goodrich & Rosati Letterhead]


                                December 30, 1998


VIA EDGAR, FACSIMILE AND COURIER
Ms. Rani Doyle, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 4-6

Telephone:  202.942.1834
Facsimile:   202.942.9544

RE:      PEOPLESOFT, INC.
         REGISTRATION STATEMENT ON FORM S-3
         REGISTRATION NO. 333-09652

Dear Ms. Doyle:

         On behalf of PeopleSoft, Inc. ("PeopleSoft"), and pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request that PeopleSoft's Registration Statement on Form S-3 (Registration No. 333-09652), originally filed on November 16, 1998 and amended on November 25, 1998 (the "Registration Statement"), be withdrawn. PeopleSoft is withdrawing the Registration Statement because it no longer intends to issue the shares in the manner contempletated by the Registration Statement.

         If you have any questions in this regard, please contact Steven L. Berson, Peter Heinecke or the undersigned of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 493-9300.

                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ Michael S. Russell

                                        Michael S. Russell

cc:      Stephen F. Hill